Thomas P. Hitchcock

General Counsel

5729 Washington Avenue

Racine, Wisconsin 53406

(262) 234-0807

thomas.hitchcock@cnh.com

June 10, 2025

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Hodan Siad, Kayla Roberts

Re:	CNH Capital Receivables LLC

Registration Statement on Form SF-3

Filed on April 16, 2025

File No. 333-286570

Ladies and Gentlemen:

On behalf of CNH Capital Receivables LLC (the “Depositor”) and in response to your letter (the “Comment Letter”) dated May 13, 2025 from the staff of the Securities and Exchange Commission to the Depositor, we are submitting Amendment No. 1 to the above-referenced registration statement on Form SF-3 (the “Amendment”), which we have electronically filed via EDGAR.

Our responses to the Comment Letter are set forth below. For ease of reference, the comments in the Comment Letter have been repeated below in italics. The headings and numbers correspond to the headings and numbered paragraph in the Comment Letter. Page references in our responses are references to the page numbers in the Amendment. Capitalized terms not defined herein have the meanings assigned to them in the Amendment.

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Registration Statement on Form SF-3

General

1.            Please confirm that the depositor and any issuing entities previously established, directly or indirectly by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

Response: Except with respect to the late filing of a single Distribution Report on Form 10-D by CNH Equipment Trust 2024-A (CIK 0002005737), for which the Division of Corporation Finance – Office of Structured Finance has granted a non-objection to the use of Form SF-3, we hereby confirm that the Depositor and any issuing entity previously established, directly or indirectly, by the Depositor or any affiliate of the Depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.

2.            Please revise the table of contents so that it accurately reflects headings and page numbers. As one example, the "Investor Communications" section found on page 101 is missing from the table of contents. Refer to Item 502(a) of Regulation S-K.

Response: We have revised “Table of Contents” on pages iv through vii to accurately reflect headings and page numbers.

Cover Page

3.            We note your statement on the prospectus cover page that you undertake no obligation to update publicly or revise any forward-looking statements. This disclaimer does not appear to be consistent with your disclosure obligations. Please revise to clarify that you will update this information to the extent required by law.

Response: We have revised “Important Notice about Information Presented in this Prospectus” on page ii to clarify that the forward-looking statements will be updated to the extent required by law.

Summary of Terms

Removals Upon Certain Breaches, page 8

4.            We note your disclosure here and elsewhere throughout the prospectus that CNH Industrial Capital America LLC (“CNH Capital”) has an obligation to repurchase receivables for breach of a representation or warranty. We also note your risk factor on page 24 titled "Bankruptcy of CNH Capital may cause payment delays or losses" stating that, in the event that CNH Capital enters bankruptcy proceedings, certain conditions could lead to delays or reductions in payments to noteholders. Please revise your form of prospectus where appropriate to include bracketed disclosure indicating that you will provide information regarding CNH Capital’s financial condition if there is a material risk that CNH Capital’s ability to comply with the

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repurchase provision could have a material impact on pool performance or performance of the asset-backed securities. Refer to Item 1104(f) of Regulation AB.

Response: We have revised “Summary of Terms—Removals Upon Certain Breaches” on page 8, “Risk Factors—Bankruptcy of CNH Capital may cause payment delays or losses” on page 26, and “Depositor—Closing Date Sale of Receivables” on page 34 to include bracketed language indicating that information regarding CNH Capital’s financial condition will be included if there is a material risk to CNH Capital’s ability to comply with the repurchase provisions.

Risk Factors

Federal financial regulatory reform could have a significant effect on the servicer, the sponsor, the depositor or the trust, page 24

5.            We note your risk factor stating that, because the sponsor and its subsidiaries are highly regulated by governmental authorities, such regulation may impose significant additional costs and/or restrictions that affect the origination, servicing, and securitization of receivables. Please revise to clarify how government regulation imposes additional costs or might otherwise impair the origination, servicing, and securitization of receivables and describe why this makes your offering speculative or risky.

Response: We have revised “Risk Factors—Federal financial regulatory reform could have a significant effect on the servicer, the sponsor, the depositor or the trust” on pages 24 through 25 to clarify how government regulation imposes additional costs or might otherwise impair the origination, servicing, and securitization of receivables.

Summary of Deposits to and Withdrawals from Accounts, page 26

6.            We note that the diagram of collections and distributions on page 26 does not include the payments, listed on page 89 under the heading "Servicing Matters--Distributions," due to a swap counterparty pursuant to a swap agreement or termination of such agreement. Please revise your diagram or notes to the diagram for consistency with your disclosures related to priority of distributions.

Response: We have revised “Summary of Deposits to and Withdrawal from Accounts” on page 27 to be consistent with the payments listed in “Servicing Matters—Distributions” on pages 90 through 91.

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Credit Risk Retention, page 106

7.            Your disclosure refers to the risk retention regulations in “Regulation RR of the Securities Act”. Please revise to accurately reflect that Regulation RR is promulgated under the Securities Exchange Act of 1934, rather than the Securities Act of 1933.

Response: We have revised “Administrative Information About the Notes—Credit Risk Retention” on page 107 to reflect that Regulation RR is promulgated under the Securities Exchange Act of 1934.

8.            We note your bracketed disclosure for the "Eligible Vertical Interest Option" that the depositor's retention of [ ]% of each class of notes and the certificates satisfies the requirements for an eligible vertical interest under Regulation RR. Please revise as necessary to clarify that any retained vertical interest will equal at least 5%, consistent with the descriptions of the "Combination Vertical and Horizontal Interest Option" and the "Eligible Horizontal Residual Interest Option."

Response: We have revised “Administrative Information About the Notes—Credit Risk Retention—Eligible Vertical Interest Option” on page 107 to clarify that any retained vertical interest will equal at least 5%.

If you have any questions or comments regarding this letter and the Amendment referred to above, please contact our counsel at Greenberg Traurig, LLP, Mark Michigan, at (214) 665-3692, or Briana Costa, at (914) 286-2906.

Sincerely,

/s/ Thomas P. Hitchcock
Thomas P. Hitchcock

cc: Wendy Gallion, CNH Capital Receivables LLC

Mark Michigan, Greenberg Traurig, LLP

Briana Costa, Greenberg Traurig, LLP

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